Compilation Report on Pro Forma Financial Statements

To the Directors of Enterra Energy Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Enterra Energy Trust (“EET”) as at June 30, 2004 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1.

Compared the figures in the column captioned “EET” to the unaudited interim consolidated financial statements of EET as at June 30, 2004 and for the six months then ended and the audited consolidated financial statements of EET for the year ended December 31, 2003, respectively, and found them to be in agreement.

2.

Compared the figures in the columns captioned “RME” (including the figures in the columns in note 3(a)) to the unaudited interim consolidated financial statements of Rocky Mountain Energy Corp. (“RME”) as at April 30, 2004 and for the three months then ended, the unaudited interim consolidated financial statements of RME at October 31, 2003 and for the nine months then ended and the audited consolidated financial statements of RME as at January 31, 2004 and for the year then ended, respectively, and found them to be in agreement.  The unaudited pro forma consolidated statement of earnings of EET for the six months ended June 30, 2004 includes a column containing the results of operations of RME for the six months ended April 30, 2004 that has been calculated from the audited statement of income of RME for the year ended January 31, 2004, the unaudited interim statement of income of RME for the nine months ended October 31, 2003 and the unaudited interim statement of income of RME for the three months ended April 30, 2004, all as referred to above.

We have reperformed the calculation of the column containing the results of operations of RME for the six months ended April 30, 2004 and found the column to be arithmetically correct.  This procedure does not constitute an audit or review of the calculated financial information, and accordingly we do not express any assurance thereon.

3.

Compared the figures in the column captioned “East Central Alberta Properties” to the audited statement of revenue and operating expenses of the East Central Properties for the year ended December 31, 2003 and found them to be in agreement.

4.

Made enquiries of certain officials of EET who have responsibility for financial and accounting matters about:

a)

The basis for determination of the pro forma adjustments; and

b)

Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the written regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

a)

Described to us the basis for determination of the pro forma adjustments; and

b)

Stated that the unaudited pro forma consolidated statements comply as to form in all material respects with the written regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

1.

Read the notes to the unaudited pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

2.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “EET”, “RME”, and “East Central Alberta Properties” as at June 30, 2004 and for the six months ended June 30, 2004 and for the year ended December 31, 2003, and found the amounts in the column captioned “Pro forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective.  The foregoing procedures are substantially less than either an audit or review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta

(signed) “Deloitte & Touche LLP”

August 27, 2004

Chartered Accountants

ENTERRA ENERGY TRUST Pro forma Consolidated Balance Sheet June 30, 2004 (Unaudited) (Expressed in Canadian Dollars)
	EET June 30, 2004 $	RME April 30, 2004 $	Pro forma Adjustments $	Note Ref	Pro forma Consolidated June 30, 2004 $

ASSETS
CURRENT
Cash	7,714,872	24,848			7,739,720
Accounts receivable	10,464,264	3,505,007			13,969,271
Prepaid expenses and deposits	364,216	59,062			423,278
	18,543,352	3,588,917			22,132,269

Loan receivable	-	83,514			83,514
Deferred financing charges	283,942	-			283,942
Capital assets	113,161,598	20,869,050	31,330,950	2	165,361,598
Goodwill	-	-	20,123,459	2	20,123,459
	131,988,892	24,541,481	51,454,409		207,984,782

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	5,913,548	3,825,407	2,178,000	2	11,916,955
Distribution payable	3,677,662	-			3,677,662
Income taxes payable	80,000	554,621	(554,621)	2	80,000
Bank indebtedness	28,865,000	7,750,000	10,000,000	2	45,227,000
			(1,388,000)	2
Current portion of long-term debt	731,488	-			731,488
	39,267,698	12,130,028	10,235,379		61,633,105

Asset retirement obligations	3,328,388	737,259			4,065,647
Future income tax liability	12,924,127	2,383,361	13,480,260	2	28,787,748
Long-term debt	2,991,461	-			2,991,461
	58,511,674	15,250,648	23,715,639		97,477,961

UNITHOLDERS’ EQUITY
Share capital	-	3,648,775	(3,648,775)	2	-
Trust Units	72,911,534	-	37,029,603	2	109,941,137
Exchangeable shares	868,178	-			868,178
Contributed surplus	441,050	74,188	(74,188)	2	441,050
Accumulated earnings	20,347,767	5,567,870	(5,567,870)	2	20,347,767
Accumulated distributions	(21,091,311)	-			(21,091,311)
	73,477,218	9,290,833	27,738,770		110,506,821
	131,988,892	24,541,481	51,454,409		207,984,782

ENTERRA ENERGY TRUST Pro forma Consolidated Statement of Earnings For the Six Months Ended June 30, 2004 (Unaudited) (Expressed in Canadian dollars)
	EET Six Months Ended June 30, 2004 $	RME Six Months Ended April 30, 2004 $	Pro forma Adjustments $	Note Ref	Pro forma Consolidated June 30, 2004 $
		(Note 3(a))

REVENUE
Oil and gas	49,233,300	9,642,555	1,850,000	3(b)	60,725,855
Less royalties, net of ARTC	(11,644,744)	(3,771,665)	(242,000)	3(b)	(15,658,409)
	37,588,556	5,870,890	1,608,000		45,067,446

EXPENSES
Production	9,536,804	1,967,392	760,000	3(b)	12,264,196
General and administrative	1,952,871	849,603			2,802,474
Depletion, depreciation and accretion	16,363,595	3,569,812	2,217,000	3(c)	22,150,407
Amortization of deferred financing charges	27,812	-			27,812
Interest	1,221,078	151,630	195,785	3(d)	1,568,493
Financial derivative loss	2,229,969	-			2,229,969
	31,332,129	6,538,437	3,172,785		41,043,351
EARNINGS BEFORE INCOME TAXES	6,256,427	(667,547)	(1,564,785)		4,024,095

INCOME TAXES
Current	60,000	(904,779)	904,779	3(e)	60,000
Future	(1,012,200)	804,686	(2,023,926)	3(e)	(2,231,440)
	(952,200)	(100,093)	(1,119,147)		(2,171,440)

NET EARNINGS	7,208,627	(567,454)	(445,638)		6,195,535

Net earnings per Trust Unit
Basic and diluted (Note 4)					0.24

ENTERRA ENERGY TRUST Pro forma Consolidated Statement of Earnings For the Year Ended December 31, 2003 (Unaudited) (Expressed in Canadian dollars)
	EET Year Ended December 31, 2003 $	East Central Alberta Properties Year Ended December 31, 2003 $	RME Year Ended January 31, 2004 $	Pro forma Adjustments $	Note Ref	Pro forma Consolidated December 31, 2003 $

REVENUE
Oil and gas	72,096,975	23,909,512	16,796,560			112,803,047
Less royalties, net of ARTC	(17,656,055)	(2,788,111)	(4,946,813)			(25,390,979)
	54,440,920	21,121,401	11,849,747			87,412,068

EXPENSES
Production	12,762,376	12,433,333	2,636,323			27,832,032
General and administrative	3,385,072	-	1,296,375			4,681,447
Depletion, depreciation and accretion	23,447,300	-	3,930,927	12,926,000	3(c)	40,304,227
Amortization of deferred financing charges	262,135	-	-			262,135
Interest	1,748,932	-	291,634	431,571	3(d)	2,472,137
	41,605,815	12,433,333	8,155,259	13,357,571		75,551,978
EARNINGS BEFORE RESTRUCTURING CHARGES	12,835,105	8,688,068	3,694,488	(13,357,571)		11,860,090

RESTRUCTURING CHARGES	(5,756,075)	-	-			(5,756,075)

EARNINGS BEFORE INCOME TAXES	7,079,030	8,688,068	3,694,488	(13,357,571)		6,104,015

INCOME TAXES
Current	133,929	-	110,591	(110,591)	3(e)	133,929
Future	1,941,299	-	786,686	(6,180,104)	3(e)	(3,452,119)
	2,075,228	-	897,277	(6,290,695)		(3,318,190)

NET EARNINGS	5,003,802	8,688,068	2,797,211	(7,066,876)		9,422,205

Net earnings per Trust Unit
Basic and diluted (Note 4)						0.41

ENTERRA ENERGY TRUST

Notes to the Pro forma Consolidated Financial Statements

As at June 30, 2004 and for the Six Months Then Ended and
the Year Ended December 31, 2003

(Unaudited)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Enterra Energy Trust (“EET”) have been prepared by management of EET in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Information Circular of Rocky Mountain Energy Corp. (“RME” or “Rocky Mountain”) dated August 27, 2004 (the “Circular”).  These unaudited pro forma consolidated financial statements give effect to the following transactions:

a)

the proposed business combination through a plan of arrangement (the “Arrangement”) whereby EET will acquire all of the issued and outstanding common shares of Rocky Mountain in exchange (at the option of the Rocky Mountain shareholder) for one or a combination of the following:

(i)

$6.10 per share to a maximum of $10,000,000;

(ii)

0.35078 of an EET trust unit for each common share held; and

(iii)

0.35078 of an Exchangeable share of Rocky Mountain Acquisition Corp., a wholly owned entity of EET, for each common share held.

The cash consideration is subject to pro-rationing if the $10,000,000 limit is reached and proportionate adjustments if the  weighted average price of the EET Trust Units for the ten days immediately preceding the closing of the arrangement is different by more that 5% from the $17.39 price used in the definitive agreements.

a)

the acquisition of the East Central Alberta Properties on January 30, 2004 at a cost of $19,847,000 which was financed through the issuance of 1,650,000 EET trust units.

b)

the assumed establishment of EET as a trust, effective January 1, 2003 rather than on November 25, 2003.

EET is an open-ended unincorporated trust with a subsidiary, Enterra Energy Corp., primarily in the business of acquiring and developing oil and gas assets.  EET was established as a trust on November 25, 2003 under a plan of arrangement and related EET trust indenture.  Rocky Mountain is a public company in the business of acquiring, exploring and evaluating oil and gas properties and either joint venturing or developing these properties further.  The continuing combined public entity after the completion of the Arrangement will be EET.

The unaudited pro forma consolidated balance sheet of EET as at June 30, 2004 and the unaudited pro forma consolidated statement of earnings of EET for the six months ended June 30, 2004 and the year ended December 31, 2003 (“ Pro Forma Financial Statements”), have been prepared from information derived from the following:

•

Audited consolidated financial statements of EET as at December 31, 2003 and for the year then ended and the unaudited interim consolidated financial statements of EET as at June 30, 2004 and for the six months then ended;

•

Audited consolidated financial statements of Rocky Mountain as at January 31, 2004 and for the year then ended and the unaudited interim consolidated financial statements of Rocky Mountain at April 30, 2004 and for the three months then ended and the unaudited interim consolidated financial statements of Rocky Mountain as at October 31, 2003 and for the nine months then ended; and

•

Audited statement of revenue and operating expenses of the East Central Alberta Properties for the year ended December 31, 2003.

ENTERRA ENERGY TRUST

Notes to the Pro forma Consolidated Financial Statements

As at June 30, 2004 and for the Six Months Then Ended and
the Year Ended December 31, 2003

(Unaudited)

1.

BASIS OF PRESENTATION (Continued)

In the opinion of management of EET, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation in accordance with Canadian GAAP.  Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those disclosed in the 2003 audited financial statements of EET, except for changes in accounting policies, effective January 1, 2004, related to hedging activities, stock compensation, asset retirement obligations and the ceiling test under the full cost method as more fully outlined in the unaudited interim consolidated financial statements of EET as at June 30, 2004 and for the six months then ended.

The accompanying unaudited Pro Forma Consolidated Financial Statements reflect the retroactive adoption by EET of the change in accounting policy related to asset retirement obligations. Because the change in the accounting policy related to hedging relationships was made by EET on a prospective basis, effective January 1, 2004, no adjustment has been made in the unaudited pro forma statements of earnings for the year ended December 31, 2003 for the possible impact of this change in accounting policy. EET also adopted effective January 1, 2004 the fair value method for accounting for employee options on a retroactive basis, without prior period restatement and accordingly no adjustment has been made in this regard in the unaudited pro forma consolidated statements of earnings for 2003. There was no impact to EET for any period as a result of the change to the new policy relating to the ceiling test under the full cost method.

The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions and assumptions as if they had occurred at the balance sheet date, June 30, 2004, while the unaudited pro forma consolidated statements of earnings give effect to the proposed transactions and assumptions as if they had occurred at January 1, 2003.  In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of EET, Rocky Mountain and the East Central Alberta Properties.  The Pro Forma Financial Statements may not necessarily be indicative of the results of operations that would have occurred for the six months ended June 30, 2004 and the year ended December 31, 2003 or for future years.  These Pro Forma Financial Statements should be read in conjunction with the above noted financial statements of EET, Rocky Mountain and the East Central Alberta Properties as published or as included or as incorporated by reference in this Circular.

2.

PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on June 30, 2004.  The completion of the proposed business combination (accounted for under the purchase method of accounting) under the Arrangement, as more fully disclosed in the Circular and the assumption that there will be the payment of the maximum amount of cash of $10 million and the issuance of 2,129,362 EET Trust Units for 100% of the common shares of Rocky Mountain.  (No exchangeable shares are assumed issued under the transaction.) The total number of outstanding common shares of Rocky Mountain is assumed to be 7,709,771, after giving effect to the exercise of 567,284 Rocky Mountain common share purchase options.  The proceeds from the exercise of the purchase options of approximately $1,388,000 is assumed to reduce bank indebtedness.  The price assumed for each EET Trust Unit to be issued under the Arrangement of $17.39 per Trust Unit has been based on the weighted average trading value of EET Trust Units for the 10 trading days ended July 27, 2004.

ENTERRA ENERGY TRUST

Notes to the Pro forma Consolidated Financial Statements

As at June 30, 2004 and for the Six Months Then Ended and
the Year Ended December 31, 2003

(Unaudited)

2.

PRO FORMA CONSOLIDATED BALANCE SHEET (Continued)

The values assigned to the net assets of Rocky Mountain to be acquired are as follows:

$

Rocky Mountain net assets acquired and liabilities assumed:
Current assets	3,588,917
Loan receivable	83,514
Capital assets	52,200,000
Goodwill	20,123,459
Current liabilities	(6,003,407)
Bank indebtedness	(6,362,000)
Future income tax liability	(15,863,621)
Asset retirement obligations	(737,259)
47,029,603
Consideration comprised of:
Cash	10,000,000
2,129,362 EET Trust Units at $17.39 per Trust Unit	37,029,603
47,029,603

The allocation of the purchase price will be finalized after the business combination has been completed and the fair value of the assets and liabilities has been determined, accordingly the above calculation is subject to change.  Transaction costs (including employee severance costs) estimated at $2,178,000 have been included in the above assigned values and the amounts payable included as part of accounts payable.

3.

PRO FORMA STATEMENT OF EARNINGS

a)

The results of operations of Rocky Mountain for the six months ended April 30, 2004 included in the unaudited pro forma consolidated statement of earnings of EET for the six months ended June 30, 2004 have been derived from the published financial statements of RME as follows:

	Year Ended January 31, 2004 $	Nine Months Ended October 31, 2003 $	Three Months Ended April 30, 2004 $	Six Months Ended April 30, 2004 $
REVENUE
Oil and gas revenue	16,796,560	11,707,086	4,553,081	9,642,555
Less royalties	(4,946,813)	(2,325,189)	(1,150,041)	(3,771,665)
	11,849,747	9,381,897	3,403,040	5,870,890
EXPENSES
Amortization, depletion and accretion	3,930,927	1,481,984	1,120,869	3,569,812
General and administrative	1,296,375	822,489	375,717	849,603
Interest	291,634	216,394	76,390	151,630
Operating costs	2,636,323	1,430,806	761,875	1,967,392
	8,155,259	3,951,673	2,334,851	6,538,437
INCOME BEFORE TAXES	3,694,488	5,430,224	1,068,189	(667,547)

INCOME TAXES
Current	110,591	1,390,370	375,000	(904,779)
Future	786,686	-	18,000	804,686
	897,277	1,390,370	393,000	(100,093)
NET INCOME (LOSS) FOR THE PERIOD	2,797,211	4,039,854	675,189	(567,454)

ENTERRA ENERGY TRUST

Notes to the Pro forma Consolidated Financial Statements

As at June 30, 2004 and for the Six Months Then Ended and
the Year Ended December 31, 2003

(Unaudited)

3.

PRO FORMA STATEMENT OF EARNINGS (Continued)

b)

The adjustment to revenues and operating expenses in the pro forma consolidated earnings for the six months ended June 30, 2004 to recognize the operations of the East Central Alberta Properties for the period January 1, 2004 to January 30, 2004 (the period prior to the date of acquisition on January 30, 2004).

c)

Depletion, depreciation and accretion, including asset retirement obligations, have been calculated on a consolidated basis incorporating the assigned values related to the Rocky Mountain oil and gas assets, the cost of the East Central Alberta Properties and the related additional oil and natural gas reserves acquired, including any required future development costs. The adjustment for 2003 includes the amount of  $294,527 which gives effect to the retroactive adoption of the change in accounting policy related to asset retirement obligations which was adopted by EET on January 1, 2004.

d)

Interest expense has increased to reflect the assumed increased bank borrowings as a result of the assumed payment of the maximum cash portion of the consideration to be paid to the Rocky Mountain shareholders in the amount of $10,000,000 and the transaction and severance costs related to the transaction of $2,178,000 and reduced by the assumed proceeds of approximately $1,388,000 to be received from the exercise of the Rocky Mountain stock options.

e)

Income taxes have been adjusted for the earnings of the East Central Alberta Properties and all of the above assumptions, including the income tax impact related to the assumed interest paid for the periods to EET by Enterra on inter entity debt that would have been issued had EET been was established as a trust on January 1, 2003.

4.

PER UNIT INFORMATION

Pro forma per Trust Unit information has been calculated using the weighted average number of Trust Units outstanding as follows:

	Six Months Ended June 30, 2004	Year Ended December 31, 2003

Basic and diluted	25,552,981	22,733,330

The weighted average number of Trusts Units of EET outstanding for the six months ended June 30, 2004 and the year ended December 31, 2003 were increased by the additional 2,129,362 Trust Units assumed to be issued  under the Arrangement in exchange for all of the assumed outstanding 7,709,771 Rocky Mountain common shares and were adjusted to give effect to the issuance of the 1,650,000 Trust Units issued in connection with the purchase of the East Central Alberta Properties as of they had been issued on January 1, 2003.